Exhibit (a)(1)(Q)

FORM OF FINAL COMMUNICATION TO CERTAIN ELIGIBLE EMPLOYEES RECEIVING

PAPER ELECTION FORMS CONFIRMING NON-PARTICIPATION

IN THE CARDINAL HEALTH, INC. STOCK OPTION EXCHANGE PROGRAM

We did not receive an election from you to participate in the Cardinal Health, Inc. Stock Option Exchange Program. Therefore, your existing stock option grants will not be tendered for exchange and you will not receive new options. If you have questions, please telephone Stock & Option Solutions toll-free at 1-800-936-5340 (from within the United States and Canada) or at 1-614-808-1620 (from outside the United States or Canada) or email them at StockOptionExchangeProgram@Cardinalhealth.com.